CUSIP No. Y2106R110

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)1

Dorian LPG Ltd.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Kensico Capital Management Corp.

55 Railroad Avenue, 2nd Floor

Greenwich, CT 06830

Attn: Terrance J. O’Malley

Tel: (203) 862-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (voluntary) Kensico Capital Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,922,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,922,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.	TYPE OF REPORTING PERSON CO, IA

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 42,618
	8.	SHARED VOTING POWER 1,922,000
	9.	SOLE DISPOSITIVE POWER 42,618
	10.	SHARED DISPOSITIVE POWER 1,922,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,964,618
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (voluntary) Michael B. Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,922,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,922,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. Y2106R110

AMENDMENT NO. 8 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on June 6, 2014, Amendment No. 1 thereto filed on July 14, 2014, Amendment No. 2 thereto filed on October 9, 2020, Amendment No. 3 thereto filed on March 9, 2021, Amendment No. 4 thereto filed on March 22, 2022, Amendment No. 5 thereto filed on April 8, 2022, Amendment No. 6 thereto filed on August 9, 2022 and Amendment No. 7 thereto filed on August 25, 2022 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following Item of the Schedule 13D is hereby amended as follows:

ITEM	5. INTEREST IN SECURITIES OF THE ISSUER.

The following paragraphs of Item 5 are amended and restated to read in their entirety as follows:

(a) – (b) The information requested by these paragraphs is incorporated by reference to the cover pages to this Amendment No. 8 to Schedule 13D and is based on 40,350,535 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 2, 2022.

(c) On September 12, 2022 the Funds sold an aggregate 45,000 shares of Common Stock in open market transactions over the New York Stock Exchange, at a weighted average price of $14.76 per share. The shares were sold in multiple transactions at prices ranging from $14.70 to $14.90. The Reporting Persons undertake to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range described herein.

On September 13, 2022 the Funds sold an aggregate 13,000 shares of Common Stock in open market transactions over the New York Stock Exchange, at a weighted average price of $14.77 per share. The shares were sold in multiple transactions at prices ranging from $14.60 to $14.81. The Reporting Persons undertake to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range described herein.

On September 14, 2022 the Funds sold an aggregate 52,000 shares of Common Stock in open market transactions over the New York Stock Exchange, at a weighted average price of $15.03 per share. The shares were sold in multiple transactions at prices ranging from $14.80 to $15.35. The Reporting Persons undertake to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range described herein.

On September 15, 2022 the Funds sold an aggregate 25,000 shares of Common Stock in open market transactions over the New York Stock Exchange, at a weighted average price of $14.76 per share. The shares were sold in multiple transactions at prices ranging from $14.70 to $14.86. The Reporting Persons undertake to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range described herein.

On November 4, 2022 the Funds sold an aggregate 53,000 shares of Common Stock in open market transactions over the New York Stock Exchange, at a weighted average price of $18.51 per share. The shares were sold in multiple transactions at prices ranging from $18.25 to $18.71. The Reporting Persons undertake to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range described herein.

CUSIP No. Y2106R110

On November 7, 2022 the Funds sold an aggregate 100,000 shares of Common Stock in open market transactions over the New York Stock Exchange, at a weighted average price of $18.94 per share. The shares were sold in multiple transactions at prices ranging from $18.80 to $19.15. The Reporting Persons undertake to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range described herein.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on November 7, 2022.

CUSIP No. Y2106R110

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2022

KENSICO CAPITAL MANAGEMENT CORP.

By:	/s/ Michael B. Lowenstein
Authorized Signatory

THOMAS J. COLEMAN

/s/ Thomas J. Coleman

MICHAEL B. LOWENSTEIN

/s/ Michael B. Lowenstein